Exhibit 99.3

ADC Therapeutics Reports Third Quarter 2022 Financial Results
and Provides Business Updates

ZYNLONTA® (loncastuximab tesirine-lpyl) net sales of $21.3 million in the third quarter of 2022 (+23% vs.2Q 2022)

Cash runway expected into early 2025

Company to host conference call today at 8:30 a.m. EST

Lausanne, Switzerland, November 8, 2022 – ADC Therapeutics SA (NYSE: ADCT) today reported financial results for the third quarter ended September 30, 2022 and provided business updates.

“In the third quarter, we made good progress executing our strategy. We are pleased with the strong ZYNLONTA® performance as the new initiatives we started in the second and third quarters of the year begin to gain traction,” said Ameet Mallik, Chief Executive Officer of ADC Therapeutics. “We are encouraged by the initial results of LOTIS-5 in earlier lines of diffuse large B-cell lymphoma with ZYNLONTA and rituximab. We continue to prioritize and develop our pipeline and maintain our cash runway into early 2025.”

Recent Highlights and Developments

ZYNLONTA (loncastuximab tesirine-lpyl)

•ZYNLONTA generated net sales of $21.3 million in the third quarter of 2022, representing 23% growth over the second quarter of 2022. This was driven by a renewed focus on customer-facing execution and the new initiatives put in place in the second and third quarters of 2022 targeting physicians, community practices and networks, and patients and caregivers.
•Initial safety run‐in results of 20 patients from the LOTIS-5 Phase 3 trial of ZYNLONTA in combination with rituximab in relapsed or refractory diffuse large B-cell lymphoma (DLBCL) were presented at the Annual Meeting of the Society of Hematologic Oncology (SOHO 2022), demonstrating an overall response rate of 75%, a complete response rate of 40% and no safety events materially different from those observed in prior clinical trials.
•The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) adopted a positive opinion recommending the marketing authorization of ZYNLONTA (loncastuximab tesirine) for the treatment of relapsed or refractory DLBCL.

Cami (camidanlumab tesirine)
•The Cami pivotal phase 2 data in relapsed or refractory Hodgkin lymphoma (HL) were presented in an encore presentation at SOHO 2022, demonstrating an overall response rate of 70% and a complete response rate of 33% with previously reported safety profile.
•The Company held a pre-Biologics License Application (BLA) meeting in September 2022 and a Type C meeting with the U.S. Food and Drug Administration (FDA) in late October. During the Type C meeting, the FDA provided strong guidance that, for it to consider an accelerated approval path, a randomized confirmatory Phase 3 study must be well underway and ideally fully enrolled at the time of any BLA filing for Cami. As a result, the Company will not submit the BLA for Cami next year, as it is estimated that it would take at least two years to fully enroll a randomized confirmatory Phase 3 study. The Company is engaged with the FDA in an ongoing and constructive dialogue regarding their guidance and the potential regulatory path forward. At this time, the Company is pausing any material investments in the HL program and will evaluate options for Cami in HL with a disciplined and strategic approach to resource allocation.
•The Phase 1b study of Cami in combination with pembrolizumab in solid tumors showed signals of immunomodulatory activity. However, the signals were not compelling enough for the Company to move forward on its own, so the current trial will not proceed. The Company recognizes the considerable effort required to fully pursue this opportunity may be better suited for a partner with immuno-oncology development expertise.

Pipeline

•ADCT-602 (targeting CD22): Initial data showing encouraging clinical activity from the Phase 1/2 study of ADCT-602 for patients with relapsed or refractory acute lymphoblastic leukemia has been released in an American Society of Hematology (ASH) abstract by the University of Texas MD Anderson Cancer Center. Additional data will be disclosed in an oral presentation at the 64th ASH Annual Meeting.
•ADCT-901 (targeting KAAG1): Dose escalation in the Phase 1 trial is proceeding. The Company expects to have an indication of the safety and tolerability, as well as any early signals of antitumor activity, in 2023.
•ADCT-601 (targeting AXL): The Phase 1b trial is ongoing. The study includes a monotherapy arm including patients with AXL gene amplification and a combination arm with gemcitabine in patients with sarcoma.

Corporate Update
•The Company announced a $175 million senior secured term loan from Owl Rock, a division of Blue Owl Capital, Inc., and Oaktree Capital Management, L.P. and settlement of existing senior secured convertible notes with Deerfield. The Company also entered into a share purchase agreement with Owl Rock for an investment of $6.25 million.
•Kristen Harrington-Smith has been appointed the Company’s new Chief Commercial Officer, effective November 17, 2022. Ms. Harrington-Smith is a seasoned leader with over 20 years of experience in the pharmaceutical industry. Most recently, she has served as Chief Commercial Officer of Immunogen. She has also served as Vice President and Head, US Hematology and Vice President and Head, US CAR-T at Novartis Pharmaceuticals.
•Peter Graham was appointed the Company’s Chief Legal Officer, effective November 1, 2022. Mr. Graham is a senior legal executive with over 25 years of legal, transactional and executive management experience in biotechnology, pharmaceutical and medical device companies.

Upcoming Expected Milestones

ZYNLONTA
•Receive a regulatory decision from the European Commission for third-line DLBCL in 4Q 2022

Pipeline

ADCT-901 (targeting KAAG1)
•Preliminary results of safety and tumor response for the Phase 1 dose-escalation trial in multiple solid tumors in 2023

ADCT-602 (targeting CD-22)
•University of Texas MD Anderson Cancer Center to present oral presentation of Phase 1/2 data at ASH Annual Meeting in 4Q 2022

ADCT-212 (targeting PSMA)
•Progress toward IND filing and initiation of Phase 1 trial in 2023

ADCT-701 (targeting DLK-1)
•Progress toward IND filing and initiation of Phase 1 trial in 2023

Third Quarter Financial Results

Cash and Cash Equivalents

Cash and cash equivalents were $380.9 million as of September 30, 2022, compared to $376.8 million as of June 30, 2022. Based on the Company’s business plan and expected milestones from Sobi and Healthcare Royalty Partners, the cash runway extends into early 2025. Potential near-term milestone payments from those agreements include a $50 million milestone from Sobi upon European regulatory approval of ZYNLONTA in third-line DLBCL and a $75 million milestone from our Healthcare Royalty Partners agreement for the first EU Commercial sale.

Product Revenue

Product revenue (net) was $21.3 million for the quarter, compared to $13.1 million for the same quarter in 2021. Net revenues are for U.S. sales of ZYNLONTA.

License Revenue

License revenue was $55.0 million for the current quarter. During July 2022, the Company entered into an exclusive license agreement with Sobi for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications outside of the U.S., greater China, Singapore and Japan. Under the terms of the agreement, the Company received an upfront payment of $55.0 million.

Cost of product sales

Cost of product sales was $1.3 million for the quarter, compared to $0.5 million for the same quarter in 2021, an increase of $0.8 million primarily related to impairment charges for product intermediates not meeting the Company’s specifications. The specification issues did not, and are not expected to, impact the Company’s ability to supply commercial product.
Research and Development (R&D) Expenses

R&D expenses were $41.7 million for the quarter ended September 30, 2022, compared to $36.8 million for the same quarter in 2021. R&D expenses increased as a result of continued investments in the pipeline.

Selling and Marketing (S&M) Expenses

S&M expenses were $16.8 million for the quarter ended September 30, 2022, compared to $17.0 million for the same quarter in 2021. The decrease in S&M expenses is related to lower share-based compensation partly offset by higher expenses relating to the ongoing commercial launch of ZYNLONTA.

G&A Expenses

G&A expenses were $19.6 million for the quarter ended September 30, 2022, compared to $16.6 million for the same quarter in 2021. G&A expenses increased primarily due to costs associated with the recent CEO transition as well as higher share-based compensation and professional expenses.

Net Loss and Adjusted Net Loss

Net loss was $50.6 million, or a net loss of $0.65 per basic and diluted share, for the quarter ended September 30, 2022. This compares to a net loss of $71.5 million, or a net loss of $0.93 per basic and diluted share, for the same quarter in 2021.

Adjusted net income was $10.3 million, or an adjusted net income of $0.13 per basic and diluted share, for the quarter ended September 30, 2022. This compares to an adjusted net loss of $45.6 million, or an adjusted net loss of $0.59 per basic and diluted share, for the same quarter in 2021.

The decrease in net loss and adjusted net loss for the quarter ended September 30, 2022, as compared to the same period in 2021, was primarily due to higher product and license revenue, partially offset by the increase in cost of product sales, R&D and G&A expenses.

In addition, net loss decreased for the third quarter of 2022 as a result of income and lower charges arising from changes in the fair value of our warrant obligations and derivatives, respectively. These benefits were partially offset by the loss on extinguishment of our convertible loans and derivatives and higher interest and cumulative catch-up expense associated with the deferred royalty obligation with Healthcare Royalty Partners.

Conference Call Details

ADC Therapeutics management will host a conference call and live audio webcast to discuss third quarter 2022 financial results and provide a company update today at 8:30 a.m. Eastern Time. To access the conference call, please register here. Registrants will receive the dial-in number and unique PIN. It is recommended that you join 10 minutes before the event, though you may pre-register at any time. A live webcast of the call will be available under “Events and Presentations” in the Investors section of the ADC Therapeutics website at ir.adctherapeutics.com. The archived webcast will be available for 30 days following the call.

About ZYNLONTA® (loncastuximab tesirine-lpyl)

ZYNLONTA® is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. This indication is approved by the FDA under accelerated approval based on overall response rate and continued

approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in other B-cell malignancies and earlier lines of therapy.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large b-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. In addition to ZYNLONTA, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

Use of Non-IFRS Financial Measures

In addition to financial information prepared in accordance with IFRS, this document also contains certain non-IFRS financial measures based on management’s view of performance including:

•Adjusted net loss and income

•Adjusted net loss and income per share

Management uses such measures internally when monitoring and evaluating our operational performance, generating future operating plans and making strategic decisions regarding the allocation of capital. We believe that these adjusted financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and facilitate operating performance comparability across both past and future reporting periods. These non-IFRS measures have limitations as financial measures and should be considered in addition to, and not in isolation or as a substitute for, the information prepared in accordance with IFRS. When preparing these supplemental non-IFRS measures, management typically excludes certain IFRS items that management does not believe are indicative of our ongoing operating performance. Furthermore, management does not consider these IFRS items to be normal, recurring cash operating expenses; however, these items may not meet the IFRS definition of unusual or non-recurring items. Since non-IFRS financial measures do not have standardized definitions and meanings, they may differ from the non-IFRS financial measures used by other companies, which reduces their usefulness as comparative financial measures. Because of these limitations, you should consider these adjusted financial measures alongside other IFRS financial measures.

The following items are excluded from adjusted net loss and adjusted net loss per share:

Shared-Based Compensation Expense: We exclude share-based compensation expense from our adjusted financial measures because share-based compensation expense, which is non-cash, fluctuates from period to period based on factors that are not within our control, such as our stock price on the dates share-based grants are issued. Share-based compensation expense has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy.

Certain Other Items: We exclude certain other significant items that we believe do not represent the performance of our business, from our adjusted financial measures. Such items are evaluated by management on an individual basis based on both quantitative and qualitative aspects of their nature. While not all-inclusive, examples of certain other significant items excluded from our adjusted financial measures would be: changes in the fair value of derivatives and warrant obligations and the effective interest expense associated with the Facility Agreement with Deerfield and the senior secured term loan facility, loss on extinguishment, transaction costs associated with debt or equity issuances that are expenses pursuant to IFRS, and the effective interest expense and a cumulative catch-up adjustment associated with the deferred royalty obligation under the royalty purchase agreement with HealthCare Royalty Partners.

See the attached Reconciliation of IFRS Measures to Non-IFRS Measures for explanations of the amounts excluded and included to arrive at the non-IFRS financial measures.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business and commercialization strategy, market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, projected revenues and expenses and the timing of revenues and expenses, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Operations (Unaudited)
(in KUSD except for per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021
Product revenues, net	21,321	13,147	55,110	16,907
License revenue	55,000	—	85,000	—
Total revenue	76,321	13,147	140,110	16,907

Operating expense
Cost of product sales	(1,295)	(502)	(4,090)	(623)
Research and development expenses	(41,676)	(36,805)	(139,165)	(115,510)
Selling and marketing expenses	(16,847)	(17,045)	(52,876)	(46,177)
General and administrative expenses	(19,617)	(16,587)	(56,868)	(53,536)
Total operating expense	(79,435)	(70,939)	(252,999)	(215,846)
Loss from operations	(3,114)	(57,792)	(112,889)	(198,939)

Other income (expense)
Financial income	273	16	18,597	46
Financial expense	(11,356)	(4,265)	(29,374)	(8,820)
Non-operating (expense) income	(37,122)	(9,363)	(10,805)	12,560
Total other (expense) income	(48,205)	(13,612)	(21,582)	3,786
Loss before taxes	(51,319)	(71,404)	(134,471)	(195,153)
Income tax benefit (expense)	711	(145)	2,828	(492)
Net loss	(50,608)	(71,549)	(131,643)	(195,645)

Net loss attributable to:
Owners of the parent	(50,608)	(71,549)	(131,643)	(195,645)

Net loss per share, basic and diluted	(0.65)	(0.93)	(1.70)	(2.55)

ADC Therapeutics SA
Condensed Consolidated Interim Balance Sheet (Unaudited)
(in KUSD)

	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	380,860	466,544
Accounts receivable, net	23,251	30,218
Inventory	15,745	11,122
Other current assets	18,243	17,298
Total current assets	438,099	525,182
Non-current assets
Property, plant and equipment	3,169	4,066
Right-of-use assets	6,708	7,164
Intangible assets	14,598	13,582
Interest in joint venture	34,687	41,236
Deferred tax asset	33,599	26,049
Other long-term assets	899	693
Total non-current assets	93,660	92,790

Total assets	531,759	617,972

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	11,611	12,080
Other current liabilities	62,658	50,497
Lease liabilities, short-term	835	1,029
Current income tax payable	—	3,754
Senior secured term loans, short-term	12,469	—
Convertible loans, short-term	—	6,575
Total current liabilities	87,573	73,935
Non-current liabilities
Senior secured term loans, long- term	96,731	—
Convertible loans, long-term	—	87,153
Convertible loans, derivatives	—	37,947
Warrant obligations	4,293	—
Deferred royalty obligation, long-term	208,218	218,664
Deferred gain of joint venture	23,539	23,539
Lease liabilities, long-term	6,622	6,994
Defined benefit pension liabilities	—	3,652
Total non-current liabilities	339,403	377,949

Total liabilities	426,976	451,884

Equity attributable to owners of the parent
Share capital	6,699	6,445
Share premium	1,007,510	981,827
Treasury shares	(101)	(128)
Other reserves	148,045	102,646
Cumulative translation adjustments	(842)	183
Accumulated losses	(1,056,528)	(924,885)
Total equity attributable to owners of the parent	104,783	166,088

Total liabilities and equity	531,759	617,972

ADC Therapeutics SA
Reconciliation of IFRS Measures to Non-IFRS Measures (Unaudited)
(in KUSD except for share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
in KUSD (except for share and per share data)	2022	2021	2022	2021
Net loss	(50,608)	(71,549)	(131,643)	(195,645)
Adjustments:
Share-based compensation expense (i)	14,565	14,798	42,293	47,016
Convertible loans, derivatives, change in fair value expense (income) (ii)	4,660	6,943	(25,650)	(16,279)
Convertible loans, second tranche, derivatives, transaction costs (iii)	—	—	—	148
Loss on extinguishment (iv)	42,114	—	42,114	—
Senior secured term loans, warrants, change in fair value income (ii)	(2,543)	—	(2,543)	—
Effective interest expense on convertible loans (v)	1,536	2,961	7,684	7,393
Deerfield warrants obligation, change in fair value income (ii)	(9,418)	—	(9,418)	—
Senior secured term loan facility, warrants, transaction costs (iii)	245	—	245	—
Effective interest expense on senior secured term loan facility (v)	1,933	—	1,933	—
Deferred royalty obligation interest expense (vi)	5,669	1,246	17,356	1,246
Deferred royalty obligation cumulative catch-up adjustment expense (income) (vi)	2,175	—	(16,113)	—
Adjusted net income (loss)	10,328	(45,601)	(73,742)	(156,121)

Net loss per share, basic and diluted	(0.65)	(0.93)	(1.70)	(2.55)
Adjustment to net loss per share, basic and diluted	0.78	0.34	0.75	0.52
Adjusted net income (loss) per share, basic and diluted	0.13	(0.59)	(0.95)	(2.03)
Weighted average shares outstanding, basic and diluted	78,372,680	76,739,770	77,374,388	76,730,117

(i)Share-based compensation expense represents the cost of equity awards issued to our directors, management and employees. The fair value of awards is computed at the time the award is granted, including any market and other performance conditions, and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. See note 18, “Share-based compensation” to the unaudited condensed consolidated interim financial statements. These accounting entries have no cash impact.

(ii)Change in the fair value of the convertible loan derivatives, senior secured term loan facility warrants and the Deerfield warrant obligation results from the valuation at the end of each accounting period. See note 14, “Senior secured term loan facility and warrants”, note 15 “Convertible Loans” and note 16, “Deerfield warrants” to the unaudited condensed consolidated interim financial statements. There are several inputs to these valuations, but those most likely to result in significant changes to the valuations are changes in the value of the underlying instrument (i.e., changes in the price of our common shares) and changes in expected volatility in that price. These accounting entries have no cash impact.

(iii)The transaction costs allocated to the convertible loan second tranche derivative as well as the senior secured term loan facility warrant obligation represent actual costs. We do not believe that these costs reflect the performance of our ongoing business.
(iv)As a result of the exchange agreement entered into on August 15, 2022, the Company recognized a loss on extinguishment which primarily consists of the difference between the aggregate principal amount and carrying amount of the convertible loans and exit fee as well as the unpaid interest payments through the maturity date. See note 15, “Convertible loans” to the unaudited condensed consolidated interim financial statements.
(v)Effective interest expense on convertible loans and senior secured term loans relates to the increase in the value of our loans in accordance with the effective interest method. See note 14, “Senior secured term loan facility and warrants” and note 15, “Convertible loans” to the unaudited condensed consolidated interim financial statements.
(vi)Deferred royalty obligation interest expense relates to the accretion expense on our deferred royalty obligation pursuant to the royalty purchase agreement with HCR and cumulative catch-up adjustment expense relates to changes in the expected payments to HCR based on a periodic assessment of our underlying revenue projections. See note 19, “Deferred royalty obligation” to the unaudited condensed consolidated interim financial statements.

CONTACTS:

Investors
Eugenia Litz
ADC Therapeutics
Eugenia.Litz@adctherapeutics.com
+44 7879 627205

Amanda Loshbaugh
ADC Therapeutics
amanda.loshbaugh@adctherapeutics.com
+1 917-288-7023

Media
Mary Ann Ondish
ADC Therapeutics
maryann.ondish@adctherapeutics.com
+1 914-552-4625